

November 8, 2010

T. Kelly Mann
Chief Executive Officer
Mediware Information Systems, Inc.
11711 West 79th Street
Lenexa, KS 66214

     Re: Mediware Information Systems, Inc.
             Form 10-K/A for Fiscal Year Ended June 30, 2009
             Filed November 3, 2010
             Form 10-Q for Fiscal Quarter Ended September 30, 2010
             Filed November 2, 2010
             File No. 001-10768

Dear Mr. Mann:

We have reviewed your response letter dated September 10, 2010 and the filings listed above and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Part I

Item 4. Controls and Procedures

1. You state that there were no <u>material</u> changes in Mediware's internal controls over financial reporting that occurred during the three months ended September 30, 2010 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting. Item 308(c) of Regulation S-K requires the disclosure of <u>any</u> such changes. Please state in a response letter whether there were any such changes in the quarter, and confirm that in future filings you will conform the disclosure addressing this topic to the requirements of Item 308(c) of Regulation S-K.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have any questions regarding the above comment. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief – Legal